

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Scott W. Fordham
President and Chief Financial Officer
TIER REIT, Inc.
17300 Dallas Parkway, Suite 1010
Dallas, Texas 75248

> **Re:** **TIER REIT, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 7, 2013**
> **File No. 000-51293**

Dear Mr. Fordham:

We have reviewed your filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General

1.  Please advise us whether you consider same store cash net operating income to be a key measure of operating performance.

2.  We note that you have real estate under development.  In future Exchange Act periodic reports, to the extent the size of your development portfolio is material, please disclose for each development the costs incurred to date and the budgeted costs in addition to the anticipated completion date and the scope of the development (e.g. the amount of square footage).  Also, for developments completed in future periods, please disclose the development costs per square foot and clearly indicate whether leasing costs are included in this measure.

Item 2. Properties, page 23

3.      We note your response to comment 2 of our comment letter dated September 1, 2011. We also note that the average effective rent per square foot measure does not reflect free rent. In future Exchange Act periodic reports, please quantify how such concessions would impact the average effective rent per square foot disclosed.

Item 3. Legal Proceedings, page 25

4.      We note your disclosure regarding the lawsuits filed in 2012. In future Exchange Act periodic reports, please disclose the factual bases alleged to underlie the legal proceedings identified. Please refer to Item 103 of Regulation S-K.

Estimated Per Share Value, page 27

5.      In future Exchange Act periodic reports where you include disclosure regarding the estimated per share value, please provide a discussion regarding the following:

- Whether the estimated values for real estate assets and notes payable disclosed or included in your disclosure are those that are provided by Altus or whether these estimates have been changed by management for purposes of determining the estimated per share value;

- Whether the discounted cash flow analysis used to value real estate assets includes those properties for which the related encumbrances are in default; and

- Whether the key assumptions identified are determined by Altus or whether these are determined by management.

In addition, when disclosing your estimated per share value allocation among asset types, please separately identify the value for notes payable from the other debt obligations, and please separately disclose the value for cash from the "other net assets." Further, in addition to the per share amount for each category, please also provide the total value.

Item 7. Management's Discussion and Analysis . . . , page 33

Leasing, page 36

6.      We note your disclosure regarding your weighted average net rental rates. In future Exchange Act periodic reports, please provide an explanation of whether these amounts are net of leasing costs, including free rent. In addition, please include a comparison of both rents on new leases to rents on expiring leases and rents on renewals and expansions to rents on expiring leases.

Year ended December 31, 2012 as compared to the year ended . . . , page 37

7.      We note your disclosure regarding the increase in revenue from your property leases.  In future Exchange Act periodic reports, please address the relative impact of occupancy and rent changes when discussing increases or decreases in revenues resulting from leases.

Distributions, page 47

8.      In future Exchange Act periodic reports, in the event that you pay distributions during the period, please include a discussion of the relationship between cash flows provided by operating activities and total distributions paid to shareholders, including any amounts reinvested in your DRP.  In addition, if there is a shortfall in the coverage of either cash flows provided by operating activities or funds from operations, please include risk factor disclosure addressing the percentage of coverage.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

9.      Please tell us management's basis for classifying interest expenses as an operating expense.

Notes to Consolidated Financial Statements

6.  Investments in Unconsolidated Entities, page F-17

10.     Please tell us and disclose in future filings, management's basis for applying the equity method of accounting for your 60% investment in the Wanamaker Building.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

11.     In future Exchange Act periodic reports, please include a discussion of the performance measures that are taken into account when determining the base salary and incentive compensation included in each executive's compensation.  Please refer to Item 402(b) of Regulation S-K.

Related Party Transactions, page 28

12.     In future Exchange Act periodic reports, please identify the "exit costs" you were required to pay to Behringer Advisors as a result of any early termination of services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney Advisor, at (202) 551-3789 or Stacie Gorman, Attorney Advisor at (202) 551-3585 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief